Exhibit 7

LETTER OF INTENT

This non-binding Letter of Intent (“LOI”), dated as of September 10, 2019, is intended to identify certain key terms and provisions with respect to a restructuring of the financial and other obligations of Yuma Energy, Inc. (“Yuma”) in anticipation of the acquisition by Red Mountain Capital Partners LLC, or one of its affiliates (“Red Mountain”), of all of Yuma’s outstanding commercial bank debt, including accrued and unpaid interest (the “Senior Debt”), the acquisition by Red Mountain or the release of Yuma’s secured hedge liabilities (the “Hedge Liabilities”), and the extension of a senior secured loan to Yuma by Red Mountain (the “Senior Secured Loan”).

1. Acquisition of Senior Debt and Acquisition and/or Release of Hedge Liabilities. Red Mountain will acquire the Senior Debt and acquire or facilitate the release of the Hedge Liabilities.

2. Forbearance Agreement. Red Mountain and Yuma will enter into a mutually agreeable Forbearance Agreement with respect to the Senior Debt.

3. Senior Secured Loan. Red Mountain will provide Yuma with a Senior Secured Loan on mutually agreeable terms to fund essential capex requirements.

4. Modification and Conversion of Senior Debt and Preferred Stock. Red Mountain and Yuma will cause the following to occur through an out-of-court reorganization (the “Restructuring”), subject to applicable legal and tax considerations:

a)	Red Mountain will modify the Senior Debt on mutually agreeable terms prior to September 30, 2019.

b)	Red Mountain will exchange its modified Senior Debt for debt that is convertible into a mutually agreed amount of newly issued Yuma common stock prior to December 31, 2019.

c)	The Yuma preferred stock will be converted into a mutually agreed amount of newly issued Yuma common stock prior to December 31, 2019.

5. Conditions to Restructuring. The Restructuring will be subject to customary conditions, including the following:

a)	Receipt of required Board and shareholder approvals.

b)	Maintenance of Yuma’s public stock exchange listing in good standing.

c)	Availability of NOLs to offset all cancellation of indebtedness income arising as a result of the Restructuring.

d)	Payment by Yuma of all expenses associated with the Forbearance Agreement, the Senior Secured Loan and the Restructuring, including any legal expenses incurred Red Mountain in connection therewith.

e)	Continued service by the current directors of Yuma on mutually agreeable terms.

f)	Engagement of Yuma’s Interim CEO and CRO as Yuma’s CEO and a director on mutually agreeable terms.

g)	Red Mountain will have the right (but not the obligation) to appoint up to four new directors to the Board.

6. Post-Restructuring. Following (or concurrent with) the Restructuring:

a)	Yuma will establish a management incentive plan approved by its Board.

b)	Yuma will secure a new lender to fund its operations and to refinance any outstanding loans extended to Yuma by Red Mountain.

c)

Yuma will seek to merge with a third party such that Yuma’s shareholders will own a minority interest in the pro forma combined company, all in a manner consistent with the exercise by the Board of its fiduciary duties.

7. Non-Binding LOI. This LOI is not intended to create and shall not create any binding, enforceable obligations between or among the parties hereto or any of them; and no prior or subsequent conduct or action by any of the parties hereto, whether in furtherance of the acquisition of the Senior Debt, the Restructuring or otherwise, shall affect the foregoing disclaimer of intent to be bound or create any binding obligations of any nature. A binding obligation with respect to the subject matter hereof shall arise, if at all, only upon the execution of a subsequent formal agreement by the parties thereto, the terms of which shall supersede this LOI and all prior negotiations, discussions, representations, agreements and understandings, whether written or oral, respecting the subject matter hereof, and shall be subject to the terms and conditions thereof. The parties hereto acknowledge and agree that neither party hereto is obligated to enter into any transaction with any other person and that either party hereto may walk away from negotiations at any time.

8. Miscellaneous. This LOI may be executed in counterparts and delivered electronically. Each counterpart shall be deemed to be an original and all of which together shall constitute one agreement. The headings of the various sections of this LOI have been inserted for reference only and shall not be deemed to be a part of this LOI.

[Signature Pages Follow]

YUMA ENERGY, INC.

By:	/s/ Anthony C. Schnur
Anthony C. Schnur

Title:	Interim CEO and Chief Restructuring Officer

RED MOUNTAIN CAPITAL PARTNERS LLC

By:	/s/ Willem Mesdag
Willem Mesdag

Title:	Managing Partner